Filed by Centene Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Health Net, Inc.

Commission File No.: 1-12718

NEWS RELEASE

Contacts:	Media Marcela Manjarrez-Hawn (314) 445-0790	Investors Edmund E. Kroll, Jr. (212) 759-0382

CENTENE RECEIVES RECOMMENDATIONS FROM ISS AND GLASS LEWIS

THAT SHAREHOLDERS VOTE “FOR” THE AGREEMENT AND

PLAN OF MERGER WITH HEALTH NET

Transaction on Track to Close in Early 2016

ST. LOUIS (October 13, 2015) — Centene Corporation (NYSE: CNC) today announced that the two leading independent proxy advisory firms — Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) — have recommended that at Centene’s special meeting of shareholders scheduled for October 23, 2015, Centene shareholders vote “FOR” all proposals, including the share issuance proposal approving the agreement and plan of merger with Health Net, Inc. (NYSE: HNT), as well as the amendment to Centene’s certificate of incorporation to increase the number of authorized shares of Centene common stock from 200 million to 400 million.

ISS stated in its October 8, 2015 report to approve the issuance of shares related to the merger:

“Support for the acquisition is warranted given the strategic rationale for the transaction, including expected annual cost synergies of $150 million by year two and 10 percent accretion to diluted earnings per share in the first year.”*

In its October 9, 2015 report, Glass Lewis commented on the strategic benefits of the transaction:

“Strategically, the proposed merger will result in the formation of a combined company that should have enhanced scale, greater geographic reach and a more diversified product mix, putting it in a better position (compared to either Centene or Health Net on a standalone basis) to compete in the evolving and consolidating managed care sector.”*

Michael F. Neidorff, Centene’s Chairman, President and Chief Executive Officer, said, “We are pleased that ISS and Glass Lewis recommended that shareholders vote for our proposed transaction with Health Net. With Health Net, we see opportunities to drive growth by increasing scale and broadening our geographic and product diversification, and we expect the combined company to be well positioned for future success.”

The Centene Board of Directors unanimously recommends that Centene shareholders vote “FOR” the proposal to approve the issuance of Centene common stock in the merger, which is necessary to complete the merger.

Centene’s special meeting of shareholders is scheduled to take place on October 23, 2015, at 1 p.m. Eastern Time (12 p.m. Central Time). The meeting will be held at 7700 Forsyth Boulevard, St. Louis, Missouri 63105. All shareholders of record of Centene’s common stock as of the close of business on September 22, 2015, will be entitled to vote their shares either in person or by proxy at the shareholder meeting.

As previously announced on July 2, 2015, the combination of Centene and Health Net will create a leading diversified multi-national healthcare enterprise, extending Centene’s offerings in government programs, including Medicare Advantage and programs offered through contracts with the U.S. Department of Defense and U.S. Department of Veterans Affairs, as well as the commercial exchanges. Under the terms of the agreement, Centene will acquire all of the shares of Health Net in a cash and stock transaction valued at approximately $6.8 billion (based on Centene’s closing stock price on July 1, 2015), including the assumption of approximately $500 million of debt. Health Net shareholders will receive 0.622 shares of Centene common stock and $28.25 in cash for each share of Health Net common stock. Upon completion of the transaction, Centene shareholders will own approximately 71 percent of the combined entity, with Health Net shareholders owning approximately 29 percent.

Centene and Health Net received early termination of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on August 12, 2015. Centene and Health Net continue to expect that the transaction will close in early 2016, subject to approval by Centene and Health Net shareholders, approvals by relevant state insurance and health care regulators, and satisfaction of other customary closing conditions.

Centene shareholders who need assistance in completing the proxy card or voting instruction form or have questions regarding the Centene special meeting may contact Centene’s proxy solicitors:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10024

Phone: (877) 825-8772

Banks & Brokers: (212) 750-5833

or

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

Phone: (800) 662-5200

Banks & Brokers: (203) 658-9400

Email: Centene@morrowco.com

*	Permission to use quotations from the ISS and Glass Lewis reports was neither sought nor obtained.

###

About Centene Corporation

Centene Corporation, a Fortune 500 company, is a diversified, multi-national healthcare enterprise that provides a portfolio of services to government-sponsored healthcare programs, focusing on under-insured and uninsured individuals. Many receive benefits provided under Medicaid, including the State Children’s Health Insurance Program (CHIP), as well as Aged, Blind or Disabled (ABD), Foster Care and Long Term Care (LTC), in addition to other state-sponsored/hybrid programs and Medicare (Special Needs Plans). The Company operates local health plans and offers a range of health insurance solutions. It also contracts with other healthcare and commercial organizations to provide specialty services including behavioral health management, care management software, correctional healthcare services, dental benefits management, in-home health services, life and health management, managed vision, pharmacy benefits management, specialty pharmacy and telehealth services.

For more information about Centene Corporation, please visit Centene’s website at www.centene.com.

Forward Looking Statements

This material may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus, as it may be amended, that is included in the Registration Statement on Form S-4 that has been filed with the SEC on September 21, 2015 in connection with the merger. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene prepared a registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of Centene and Health Net filed with the SEC on September 21, 2015. The registration statement has been declared effective by the SEC. Each of Centene and Health Net have mailed the definitive joint proxy statement/prospectus to their respective stockholders and, at the appropriate time, will file other documents regarding the merger with the SEC. Centene and Health Net urge investors and stockholders to read the definitive joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger is set forth in the joint proxy statement/prospectus filed with the SEC on September 21, 2015. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.